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FEB 19 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1314 NW Irving Street, Suite 608
(No. and Street)

Portland (City) OR (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Taylor (503)-248-9762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200 (Address) Portland (City) OR (State) 97205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John G. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Investment Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
JAMIE R CLARK
NOTARY PUBLIC-OREGON
COMMISSION NO. 475179
MY COMMISSION EXPIRES JANUARY 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Information for

Arcadia Investment Corporation

December 31, 2012

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Information for

Arcadia Investment Corporation

December 31, 2012

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation (the Company) as of December 31, 2012, and the related statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2012, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10–12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10–12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10–12 is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
February 14, 2013

ARCADIA INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	330,432
Receivable from clearing broker		150,000
Accounts receivable		66,036
Marketable securities		14,994
Equipment, net of accumulated depreciation of $137,669		4,536
Prepaid expenses and other assets		16,080
Total assets	$	582,078
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	28,318
Accrued profit sharing		100,310
		128,628
COMMITMENTS (NOTE 4)		
SHAREHOLDERS' EQUITY		
Common stock, no par value; 10,000,000 shares authorized, 20,000 shares issued and outstanding		131,404
Accumulated other comprehensive income		5,394
Retained earnings		316,652
		453,450
Total liabilities and shareholders' equity	$	582,078

See accompanying notes.

ARCADIA INVESTMENT CORPORATION
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions and other fees	$ 796,778
EXPENSES	
Employee compensation	401,970
Employee benefits	174,853
Payroll taxes	35,611
Communication	32,692
Professional fees	30,387
Rent	26,408
Commissions and floor brokerage	23,040
Travel and entertainment	18,880
Supplies and printing	12,899
Taxes and licenses	7,378
Regulatory fees	6,198
Dues and subscriptions	3,619
Insurance	3,128
Depreciation	2,712
Miscellaneous	2,053
Bad debt expense	1,575
Postage	1,558
	784,961
INCOME FROM OPERATIONS	11,817
REALIZED GAINS ON SALE OF MARKETABLE SECURITIES	10,098
INTEREST INCOME	1,982
NET INCOME	$ 23,897
RECLASSIFICATION FOR GAINS ON SALE OF MARKETABLE SECURITIES REALIZED IN NET INCOME	(10,098)
UNREALIZED GAINS ON MARKETABLE SECURITIES ARISING DURING THE YEAR	1,876
COMPREHENSIVE INCOME	$ 15,675

See accompanying notes.

ARCADIA INVESTMENT CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock		Accumulated		
	Shares Issued and Outstanding	Amount	Other Comprehensive Income	Retained Earnings	Total
BALANCES, beginning of year	20,000	$ 131,404	$ 13,616	$ 612,755	$ 757,775
Net income	-	-	-	23,897	23,897
Net change in unrealized gains on marketable securities	-	-	(8,222)	-	(8,222)
Distributions to shareholders	-	-	-	(320,000)	(320,000)
BALANCES, end of year	20,000	$ 131,404	$ 5,394	$ 316,652	$ 453,450

See accompanying notes.

ARCADIA INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS USED IN OPERATING ACTIVITIES	
Net income	$ 23,897
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	2,712
Realized gains on sale of marketable securities	(10,098)
Changes in operating assets and liabilities	
Receivable from clearing broker	7,120
Accounts receivable	(66,036)
Prepaid expenses and other assets	11,529
Accounts payable and accrued expenses	3,598
Accrued profit sharing	(11,423)
Net cash used in operating activities	(38,701)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment	(1,649)
Sales of marketable securities	26,098
Net cash from investing activities	24,449
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distributions to shareholders	(320,000)
Net cash used in financing activities	(320,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(334,252)
CASH AND CASH EQUIVALENTS, beginning of year	664,684
CASH AND CASH EQUIVALENTS, end of year	$ 330,432
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for local income taxes	$ 7,378

See accompanying notes.

Note 1 – Line of Business and Significant Accounting Policies

Line of business – Arcadia Investment Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a fully disclosed securities broker-dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates.

Revenue recognition – Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned.

Cash equivalents – Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Receivable from clearing broker – Commissions receivable from clearing broker consist of commissions due on closed sales. The Company has not incurred any material credit related losses and based on historical experience, management has deemed an allowance for uncollectible accounts is not necessary.

Marketable securities and fair value measurements – The Company accounts for its marketable equity securities in accordance with the Financial Accounting Standards Board's (FASB) guidance on accounting for certain investments in debt and equity securities. This guidance requires certain investments in debt and equity securities to be classified as trading, available-for-sale, or held-to-maturity.

At December 31, 2012, the Company's marketable equity securities have been categorized as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses reported as a separate component of shareholders' equity. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification. The Company uses quoted market prices in active markets for identical assets under Level 1 of FASB guidance to determine the fair value of the Company's marketable securities.

Note 1 - Line of Business and Significant Accounting Policies (continued)

Equipment - Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets, which range from 50 to 70 months.

Income taxes - The Company, with the consent of its shareholders, has elected to be an "S" Corporation for tax purposes. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. The Company is responsible for paying income taxes at the city and county level.

The Company applies accounting principles which prescribe a recognition threshold and measurement process in accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. The Company does not have any uncertain tax positions at December 31, 2012. The Company files U.S. federal and State of Oregon income tax returns, which are subject to examination by the taxing authorities for years 2009 and later.

Subsequent events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 14, 2013, the date the financial statements were issued.

Note 2 - Marketable Securities

Marketable securities consist of equity securities and include the following at December 31, 2012:

Cost	$ 9,600
Gross unrealized gains	5,394
Fair value	$ 14,994

Note 3 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $364,549, which was $264,549 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.35 to 1.

Note 4 – Commitments and Related Party Transactions

Lease – The Company leases office space under a month-to-month lease with certain shareholders. The lease requires the Company to pay for operating expenses of the office space, principally real estate taxes, insurance, repairs, maintenance, home owner's association dues, and utilities. The lease is accounted for as an operating lease. Total rent expense, including operating expenses, was $26,408 in 2012.

Shareholder agreement – The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability, or normal retirement for an agreed upon purchase price and with specified payment terms.

Note 5 – Employee Benefit Programs

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employer's portion of contributions is at the discretion of the board of directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of $100,310 was accrued for the year ended December 31, 2012.

Note 6 – Concentrations

The Company has cash and cash equivalents in the form of deposits which, from time to time, may exceed depository insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss. Uninsured balances held by the Company were not significant at December 31, 2012.

Two customers accounted for 26% of revenue during the year ended December 31, 2012 and two customers accounted for 93% of accounts receivable at December 31, 2012.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

ARCADIA INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total shareholders' equity	$ 453,450
LESS	
Nonallowable assets –	
Accounts receivable	66,036
Equipment	4,536
Other assets	16,080
	86,652
Net capital before haircut	366,798
Haircuts, cash equivalents, and investments	2,249
NET CAPITAL	$ 364,549
AGGREGATE INDEBTEDNESS	$ 128,628
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum dollar net capital required	$ 100,000
Minimum net capital required at 6 2/3% of aggregate indebtedness	$ 8,575
EXCESS NET CAPITAL	$ 264,549
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.35 : 1.00

Reconciliation with Company's computation – There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2012.

ARCADIA INVESTMENT CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of Arcadia Investment Corporation (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material weakness of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 14, 2013

SIPC SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Arcadia Investment Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on the Company's annual filing of audited financial statements for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012, noting no differences that would result in a change to the amount reported on Form SIPC-7 line 2d 'SIPC-7 Net Operating Revenue'.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5 (continued)

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 14, 2013

ARCADIA INVESTMENT CORPORATION

EXHIBIT I

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JANUARY 1, 2012 TO DECEMBER 31, 2012

Date Paid	Amount Paid
July 24, 2012	$ 792.30
January 23, 2013	1,147.00
	$ 1,939.30